450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, February 2007

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The Stock Exchange Commission informs of the announcements referred to the public take over bid for shares and convertible bonds in Tele Pizza, S.A. Dated on 02/01/07

EXHIBIT 2.- The Company remits the Board of Directors Report about the public take over bid for all the shares and convertible bonds in Tele Pizza. Dated on 11/01/2007

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

dw 3/14

COMISIÓN NACIONAL DEL MERCADO DE VALORES
Pº CASTELLANA Nº 15
MADRID 28046

COMMUNICATION OF RELEVANT FACT

At the session of the Board of Directors held on the 2nd of February 2007, the attached Report was issued, all of which is in accordance with that set forth in article 20 of the Royal Decree 1197/1991 on the Take Over Bid presented by Foodco Pastries Spain, S.L.U., authorised by the Stock Market Commission on the 30th of January 2007.

This is communicated for the appropriate purposes in Madrid, on the 5th of February 2007.

The Secretary to the Board of Directors

Carlos Mallo Álvarez

REPORT ISSUED BY THE BOARD OF DIRECTORS OF TELE PIZZA S.A., IN ACCORDANCE WITH THAT SET FORTH IN ARTICLE 20 OF THE ROYAL DECREE 1.197/1991, OF THE 26TH OF JULY, ABOUT THE PUBLIC TAKE OVER BID FOR SHARES AND CONVERTIBLE BONDS IN THE COMPANY, PRESENTED BY FOODCO PASTRIES SPAIN, S.L.U. AND AUTHORISED BY THE STOCK MARKET COMMISSION ON THE 30TH OF JANUARY 2007

Madrid, 2nd of February 2007

On the 30th of January 2007 the Stock Market Commission (**"SEC"**) authorised the public take over bid for shares and convertible bonds in Tele Pizza, S.A. for exclusion from trading (the **"Bid"**), formulated by Foodco Pastries Spain, S.L.U. (the **"Bidder"**), having communicated this authorisation to this Company on the same day.

In accordance with article 20.1 of the Royal Decree 1197/1991, of the 26th of July, about the regime for public take over bids for shares (the **"Royal Decree on Take Over Bids"**), the Board of Directors of the company Tele Pizza, S.A. (**"Tele Pizza"** or the **"Company"**), having met in Madrid on the 2nd of February 2007, has drafted and approved the following Report on the Bid in compliance with the legal demands set forth in the aforementioned regulation:

1. BACKGROUND

The Bid was formulated within the context of the bids formulated for Tele Pizza during the year 2006 and of the agreements subsequently adopted by the corporate organs of the Company.

- **Previous bids**

- On the 28th of February 2006, Foodco Pastries Spain, S.L.U. and its completely participated subsidiary Medimosal, S.L. formulated a public take over bid for all the shares and convertible bonds in Tele Pizza, in which the shareholders were offered a consideration of 2.15 euros per share and with regard to the bonds, a consideration within the range of 21.97 and 22.18 euros per convertible bond. The referred to bid was authorised by the SEC on the 11th of April 2006.

- On the 20th of April 2006, the company Food Service Project, S.L. formulated a rival public take over bid also aimed at all the shares and convertible bonds in Tele Pizza, in which the shareholders were offered a consideration of 2.40

euros per share and with regard to the bonds, a consideration within the range of 24.526 and 24.783 euros per convertible bond. The referred to bid was authorised by the SEC on the 11th of May 2006.

- Likewise, on the 5th of May 2006, Vidisco, S.L. formulated a third rival public take over bid for all the shares and convertible bonds in Tele Pizza, in which the shareholders were offered a consideration of 2.41 euros per share and with regard to the bonds, a consideration within the range of 24.63 and 24.88 euros per convertible bond. The referred to bid was authorised by the SEC on the 7th of July 2006.

- On the 17th of July 2006, and as a result of the improvement in the rival bids in a sealed envelope, Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. raised the consideration above that offered by their two rivals, to 3.21 euros per share and with regard to the bonds, to 32.80 euros plus the accrued interest borne from the last payment of interest to the date of the contracting of the operation. The modification in the initial conditions of this bid (hereinafter, the referred to public take over bid, modified in this way, the **"Previous Take Over Bid"**) was authorised by the SEC on the 19th of July, the date on which Food Service Project, S.L. and Vidisco, S.L. withdrew their rival bids.

- The result of the Previous Take Over Bid, published on the 19th of September 2006 was positive. As a consequence of (i) the acceptances received for the Previous Take Over Bid, (ii) the shares acquired from companies in the group belonging to the company Carbal, S.A and to Caja de Ahorros y Monte de Piedad de Madrid on the 22nd of September 2006 and (iii) the shares and convertible bonds acquired on the market after the settlement of the Previous Take Over Bid, Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. became the holders, in total, of shares representing 90.13% of the share capital and convertible bonds representing 30.92% of all the bonds in circulation.

- **Exclusion agreements**

- The Extraordinary Annual General Meeting of Shareholders of Tele Pizza held on the 24th of October 2006 agreed, with the favourable votes of 87.54% of the share capital, to request of the SEC the *exclusion from trading* of all the shares in Tele Pizza on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and on the Spanish Electronic Stock Exchange (Continuous Market).

- Furthermore, on the respective dates of the 14th and 11th of December 2006, the Board of Directors of Tele Pizza and the General Assembly of Bondholders from the "First Issue of Bonds that are Convertible and/or Exchangeable into shares in Tele Pizza 2004" agreed to request the exclusion from trading on the Stock Exchange of all the bonds corresponding to the referred issue. This agreement to request the exclusion was approved at the Assembly of

Bondholders with the favourable votes of 30.63% of all the convertible bonds in circulation.

- **Bid**

- On the 28th of December 2006, Foodco Pastries Spain, S.L.U. presented at the SEC the Bid for all the shares and convertible bonds in Tele Pizza with the exception of the shares and convertible bonds already belonging to Foodco Pastries Spain, S.L.U. or Medimosal, S.L.U, offering an identical consideration as that from the Previous Take Over Bid, that is to say, 3.21 euros per share and in reference to the bonds, 32.80 euros plus the amount of the accrued interest borne from the last payment of interest until the date of the contracting of the operation. Likewise, dated the 28th of December 2006 Tele Pizza requested the exclusion from trading of its shares and bonds, requesting the exclusion to be approved at the same time as the authorisation of the Bid, for the liquidation purposes of this Bid.

- The Board of the SEC, at its meeting held on the 30th of January 2007, authorised the Bid and expressly the price offered, as well as the exclusion from trading of the shares and convertible bonds in Tele Pizza, which will take place automatically and without any prior need for communication by the Company, once the Bid has been liquidated.

2. MAIN CHARACTERISTICS OF THE BID

In accordance with the Bid's explanatory booklet prepared by the Bidder, the main characteristics of the Bid are the following:

2.1. Bidder

The Bidder is the limited liability company Foodco Pastries Spain, S.L.U., holding Spanish nationality, controlled jointly and indirectly by Carbal, S.A. and by Fondo Permira Europe III.

Currently, the Bidder is the majority shareholder in Tele Pizza, holding, either directly or indirectly, through its completely participated subsidiary company Medimosal, S.L.U., a total of 238.873.194 shares in Tele Pizza, representing a total of 90.13% of its share capital, as well as 38.739 convertible bonds, representing a total of 30.92% of the convertible bonds in circulation.

2.2. Securities to which the Bid extends

The Bid extends to all the shares and convertible bonds issued and in circulation in Tele Pizza that are not the property of the Bidder or of Medimosal, S.L.U., bidding companies

from the Previous Take Over Bid. Consequently, the Bid is aimed at a total of 26.162.728 shares in Tele Pizza, representing 9.87% of its share capital and 86.557 convertible bonds, representing 69.08% of the convertible bonds issued and in circulation on the date of the presentation of the Bid.

2.3. Consideration

The Bidder is offering the shareholders in Tele Pizza a consideration, in cash of 3.21 euros per share and the bondholders a consideration, also in cash, of 32.80 euros per convertible bond, plus the amount of the accrued interest corresponding to these bonds, borne from the last date of payment of interest until the date of the contracting of the stock exchange operation.

The valuation report entrusted to PricewaterhouseCoopers Asesores de Negocios, S.L., as an independent expert and appraiser, incorporated as an Annex to the corresponding Booklet and that has been prepared in accordance with the valuation criteria contained in article 7.3 of the Royal Decree on Take Over Bids and with other valuation methods generally used on the market and that are usually applicable when making public take over bids in the case of exclusion from trading, it considers that the reasonable value of the shares in Tele Pizza would be between 2.29 euros and 2.85 euros per share. In any event, PricewaterhouseCoopers Asesores de Negocios, S.L. concludes that within the context of this Bid, the price of 3.21 euros per share and 32.80 euros per convertible bond plus the amount of the accrued interest born from the last payment of interest until the date of the contracting of the operation is reasonable.

Considering the existence of the aforementioned valuation report on Tele Pizza issued by PricewaterhouseCoopers Asesores de Negocios S.L., the Board of Directors has not considered it necessary to collect any additional financial assessment to issue this Report.

2.4. Acceptance deadline

The initial acceptance deadline for the Bid is one month from the date of the first publication of the announcements of the Bid, that is to say, the 1st of February 2007. Consequently, the acceptance deadline for the Bid will end on the 1st of March 2007, unless it is extended.

2.5. Conditions to which the Bid is subject

The effectiveness of the Bid is not subject to any conditions.

2.6. Exclusion from trading of the shares and bonds in Tele Pizza

The Bid was formulated within the framework and during the process of the exclusion from trading of the shares and bonds in Tele Pizza, in accordance with the

abovementioned points and as a procedure aimed at protecting the interests of the holders of securities in the aforementioned company, in accordance with that set forth in article 7 of the Royal Decree on Take Over Bids. In this way, the aim is to facilitate cash flow to the minority shareholders in Tele Pizza and to protect the interests of the bondholders, considering the current reduced turnover of the bonds, prior to the exclusion from trading of the shares and convertible bonds in Tele Pizza.

3. OPINION AND OBSERVATIONS OF THE BOARD OF DIRECTORS ABOUT THE BID

The Board of Directors wishes to show the fact that both the Chairman and the other members of the Board of Directors are in a situation of *conflict of interests* in relation to their pronouncement about the Bid, since the Board members Pedro José Ballvé Lantero, Fernando Ballvé Lantero and José Carlos Olcese Santonja, were appointed at the proposal of Carbal, S.A. and Board Members Carlos Mallo Álvarez, José Múgica Murga and Francesco de Mojana di Cologna, were appointed at the proposal of Fondo Permira Europe III, both organisations Carbal, S.A. and Fondo Permira Europe III controlling 50% each of the Bidder.

For this reason, the six members of the Board of Directors wish to expressly indicate in this Report the statement indicated below:

"In compliance with our duty of diligence as administrators of Tele Pizza, S.A. and in particular, of our duty of loyalty regulated in Article 127 TER of the Companies Act and for the purposes set forth in the third section of the aforementioned article, we inform and set forth the situation of conflict in which we find ourselves with respect to the valuation and issuing of an opinion about the Bid due to the fact of representing the interests of Carbal, S.A. or of Fondo Permira Europe III on the Board of Directors, who in turn jointly control the Bidder, issuer of the Bid.

Notwithstanding the abovementioned and in compliance with that set forth in Article 20 of the Royal Decree on the Regime of Public Take Over Bids, we proceed to give our opinion about the Bid repeating that the indicated opinion must be valued, in any event, with the knowledge of the aforementioned conflict of interest".

With regard to the consideration offered and with the abovementioned exception, the Board of Directors of Tele Pizza value it positively and consider it to be fair from a financial point of view for the shareholders and bondholders in the Company, having taking the valuation report accompanying the previously referred to Explanatory Booklet into account and the coincidence of the consideration with that offered by the Bidder and its subsidiary company Medimosal, S.L.U. within the framework of the Take Over Bid formulated on the 28th of February 2006, authorised by the SEC on the 11th of April 2006, with respect to which the Board has already given a favourable pronouncement in its Report dated the 25th of July 2006.

It is also pointed out that, as may be deduced from the valuation report on Tele Pizza issued by PricewaterhouseCoopers Asesores de Negocios S.L., as an independent expert and appraiser, and from the actual authorisation of the Bid by the SEC, the consideration offered in virtue of this fulfils all the criteria established in article 7.3 of the Royal Decree 1197/1991, of the 26th of July, on the regime for public take over bids, with respect to public take over bids formulated within the context of processes for exclusion from trading of securities.

Due to the abovementioned points, the Board of Directors having considered that the consideration offered to the shareholders and bondholders is fair from a financial point of view and higher than the amount determined in the aforementioned valuation report, as well as the fact that, by agreement of the Stock Exchange Commission on the 20th of January 2007, the shares and bonds in Tele Pizza will be excluded from trading on the Stock Exchanges from the date of the liquidation of the Bid, with the consequent effects on the liquidity of the aforementioned shares, the Board of Directors recommends its shareholders and bondholders to accept the Bid.

There is no individual, particular opinion given by any Tele Pizza Board Member that differs from the abovementioned official opinion.

4. AGREEMENTS BETWEEN THE BIDDER AND TELE PIZZA OR THE BOARD MEMBERS OF TELE PIZZA

4.1 Agreements between the Bidder and Tele Pizza

At present there are no agreements existing between the Bidder and Tele Pizza.

4.2 Agreements between the Bidder and the Board Members of Tele Pizza

As is shown in the Bid's Explanatory Booklet, the Bidder is a company that is indirectly participated in by Carbal, S.A. and by Fondo Permira Europe III, in a proportion of 50%.

The only agreements held between the Bidder and the shareholders or administrators of Tele Pizza are the Investment Contract, the Associates Contract and the Contribution Contract described under heading I.3.5. of the Explanatory Booklet, signed between Pedro José Ballvé Lantero, Fernando Ballvé Lantero, the Fondo Permira Europe III and the Bidding Company, amongst others.

5. INTENTIONS OF THE BOARD MEMBERS TO ACCEPT THE BID

All the members of the Board of Directors who are holders, directly or indirectly, of shares in Tele Pizza, that is to say, Fernando Ballvé Lantero, José Múgica Murga, Carlos Mallo Álvarez and Francesco de Mojana di Cologna, have stated their intention

of accepting the Bid. The abovementioned Board Members are holders, jointly, of a total of 4 shares in Tele Pizza.

No member of the Board of Directors is a holder, either directly or indirectly, of bonds that may be converted into shares in Tele Pizza.

This Report on the public take over bid for shares and convertible bonds in Tele Pizza, formulated by the Bidder and authorised by the Stock Exchange Commission on the 30th of January 2007, was unanimously approved by all the Board Members of Tele Pizza, S.A.

In Madrid, on the 2nd of February 2007.

The Secretary to the Board of Directors

Carlos Mallo Álvarez

CNMV
COMISIÓN
NACIONAL
DEL MERCADO
DE VALORES

ACCEPTANCE PERIOD FOR THE TAKE OVER BID BY FOODCO PASTRIES SPAIN, S.L.U., FOR SHARES AND CONVERTIBLE BONDS IN TELE PIZZA, S.A.

The Stock Exchange Commission informs that on the 1st of February 2007 the first of the announcements referred to in article 18 of the Royal Decree 1197/1991, of the 26th of July was published, corresponding to the public take over bid for shares and convertible bonds in Tele Pizza, S.A. formulated by Foodco Pastries Spain, S.L.U.

As a result of the above, and in accordance with the terms fixed in the explanatory booklet (*) pertaining to the aforementioned bid, the acceptance period runs from the 1st of February 2007 until the 1st of March 2007, both of these dates being included.

(*) *The explanatory booklet for the bid and the documentation accompanying it may be found at the Register of Public Take Over Bids for Shares at the SEC. Likewise, they may be obtained (only the explanatory booklet and the model of the announcement) on the SEC's Web site.*

END